SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	September	2013
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated September 24, 2013.
2	Material Change Report, dated September 24, 2013.
3	Letter of Intent Agreement, dated September 23, 2013.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149) and on July 10, 2013 (File No. 333-189880).

DOCUMENT 1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

BlackBerry Limited (“BlackBerry” or the “Company”)
295 Philip Street
Waterloo, Ontario
N2L 3W8

Item 2	Date of Material Change

September 20, 2013

Item 3	News Release

A news release was issued through the newswire facilities of Marketwire on September 20, 2013.

Item 4	Summary of Material Change

BlackBerry announced preliminary financial results for the three months ended August 31, 2013, including details of BlackBerry device sales and related revenue recognized and a primarily non-cash, pre-tax charge against inventory and supply commitments in the quarter.

The Company expects a GAAP net operating loss of approximately U.S. $950 million to U.S. $995 million; the loss includes a primarily non-cash, pre-tax inventory charge of approximately U.S. $930 million to U.S. $960 million resulting from the increasingly competitive business environment impacting BlackBerry smartphone volumes, and a pre-tax restructuring charge of U.S. $72 million. The Company expects to report revenue for the second quarter of approximately U.S. $1.6 billion; recognizes sales of approximately 3.7 million smartphones in the second quarter.

As previously disclosed, the Company anticipated generating an operating loss in the second quarter. The Company currently expects that its adjusted net loss, before giving effect to the inventory and restructuring provisions referred to above, will be in a range of approximately U.S. $250 million to U.S. $265 million, or U.S. $0.47 to U.S. $0.51 per diluted share. Including the inventory and restructuring provisions, the U.S. GAAP net loss is expected to be approximately U.S. $950 million to U.S. $995 million, or U.S. $1.81 to U.S. $1.90 per share. Adjusted gross margin is expected to be approximately 35-37 percent.

The preliminary, unaudited financial information is based on the Company’s current estimate of results from operations for the second quarter of Fiscal 2014 and remains subject to change based on the Company’s ongoing review of results, the subsequent occurrence or identification of events prior to closing of the review and any further adjustments made in connection with closing and review procedures.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

The full details of the material change are described in the news release annexed hereto as Schedule “A”.

5.2 - Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Paul Carpino, Vice-President, Investor Relations of BlackBerry, at (519) 888-7465.

Item 9	Date of Report

September 24, 2013

SCHEDULE “A”

NEWS RELEASE

September 20, 2013

FOR IMMEDIATE RELEASE

BLACKBERRY ANNOUNCES PRELIMINARY SECOND QUARTER FISCAL 2014 RESULTS
AND PROVIDES BUSINESS UPDATE

•
Company expects GAAP net operating loss of approximately $950 million to $995 million; loss includes a primarily non-cash, pre-tax inventory charge of approximately $930 million to $960 million resulting from the increasingly competitive business environment impacting BlackBerry smartphone volumes, and a pre-tax restructuring charge of $72 million

•	Company expects to report revenue for the second quarter of approximately $1.6 billion; recognizes sales of approximately 3.7 million smartphones in the second quarter

•	Company to refocus on enterprise and prosumer market, offering end-to-end solutions, including hardware, software and services

•	Future smartphone portfolio will transition from 6 devices to 4; focusing on enterprise and prosumer-centric devices, including 2 high-end devices and 2 entry-level devices

•	Company announces restructuring plans, including reduction of approximately 4,500 employees; targets reduction of its operating expenditures by approximately 50% by end of Q1 Fiscal 2015

•	Company sees increasing penetration of BlackBerry Enterprise Service 10 (BES 10) with more than 25,000 commercial and test servers installed to date, up from 19,000 in July 2013

•	Special Committee of the Board continues to evaluate strategic alternatives

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY; TSX:BB), a world leader in the mobile communications market, today announced certain preliminary financial results for the three months ended August 31, 2013 and provided an update on business operations.

Preliminary Second Quarter Fiscal 2014 Results

The Company currently expects to report revenue for the second quarter of approximately $1.6 billion, of which approximately 50% is expected to be service revenue.  For the second quarter, the Company expects to recognize hardware revenue on approximately 3.7 million BlackBerry smartphones.  Most of the units recognized are BlackBerry 7 devices, in part because certain BlackBerry 10 devices that were shipped in the quarter will not be recognized until those devices are sold through to end customers.  During the second quarter, approximately 5.9 million BlackBerry smartphones were sold through to end customers, which included shipments made prior to the second quarter and which reduced the Company’s inventory in channel.

As a consequence of the more intense competition the Company is experiencing in its hardware business, it expects to report a primarily non-cash, pre-tax charge against inventory and supply commitments in the second quarter of approximately $930 million to $960 million, which is primarily attributable to BlackBerry Z10 devices.

The current quarter will also include a pre-tax restructuring charge in the approximate amount of $72 million reflecting ongoing cost efficiency initiatives.

As previously disclosed, the Company anticipated generating an operating loss in the second quarter.  The Company currently expects that its adjusted net loss, before giving effect to the inventory and restructuring provisions referred to above, will be in a range of approximately $250 million to $265 million, or $0.47 to $0.51 per diluted share.  Including the inventory and restructuring provisions, the GAAP net loss is expected to be approximately $950 million to $995 million, or $1.81 to $1.90 per share.  Adjusted gross margin is expected to be approximately 35-37 percent.

At the end of the second quarter, total cash, cash equivalents and investments is estimated to be approximately $2.6 billion. The Company has no debt.

The preliminary, unaudited information provided above is based on the Company’s current estimate of results from operations for the second quarter of Fiscal 2014 and remains subject to change based on the Company’s ongoing review of results, the subsequent occurrence or identification of events prior to closing of the review and any further adjustments made in connection with closing and review procedures.  All figures in this release are in U.S. dollars and U.S. GAAP, except where otherwise indicated.

Operational Restructuring Designed to Enhance Financial Results

As part of the Company’s focus on enhancing its financial results, and in response to the increasing competition in the smartphone market, BlackBerry also announced plans to transition its future smartphone portfolio from six devices to four.  The portfolio will focus on enterprise and prosumer-centric targeted devices, including 2 high-end devices and 2 entry-level devices in all-touch and QWERTY models.  With the launch of the BlackBerry Z30 – the next generation high-tier smartphone built on the BlackBerry 10 platform -- this week, the Company will re-tier the BlackBerry Z10 smartphone to make it available to a broader, entry-level audience.  At the same time, the Special Committee of the Company’s Board of Directors continues to evaluate all strategic alternatives for the Company.

Furthermore, the Company also announced that it is targeting an approximate 50% reduction in operating expenditures by the end of the first quarter of Fiscal 2015.  As part of this, BlackBerry will implement a workforce reduction of approximately 4,500 positions or approximately 40% of the Company’s global workforce resulting in a total workforce of approximately 7,000 full-time global employees.

Thorsten Heins, President and Chief Executive Officer of BlackBerry said, “We are implementing the difficult, but necessary operational changes announced today to address our position in a maturing and more competitive industry, and to drive the company toward profitability.  Going forward, we plan to refocus our offering on our end-to-end solution of hardware, software and services for enterprises and the productive, professional end user. This puts us squarely on target with the customers that helped build BlackBerry into the leading brand today for enterprise security, manageability and reliability.”

The Company continues to see increasing penetration of BES 10 with more than 25,000 commercial and test servers installed to date, compared to 19,000 in July 2013.

“Our enterprise business continues to reflect the trust that governments and businesses have placed in the BlackBerry platform,” added Heins. “Security matters and enterprises know the gold standard in enterprise mobility is BlackBerry.”

Second Quarter Fiscal 2014 Results Conference Call Details

As previously announced, the Company will discuss its full second quarter Fiscal 2014 results on September 27, 2013.  A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.blackberry.com/company/investors/events.html A replay of the conference call will also be available at approximately 10 am ET by dialing (+1)-416-640-1917 and entering passcode 4612568# or by clicking the link above.  This replay will be available until midnight ET on October 11, 2013.

Adjusted loss from continuing operations before tax, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers.  The Company believes that the presentation of adjusted loss from continuing operations before taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations enable the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented.  Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.  A reconciliation of these measures to corresponding GAAP measures will be included in the Company’s second quarter financial disclosures that will be released on September 27, 2013.

About BlackBerry

A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America.  The company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:

BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

Media Relations Contact:

BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: any of BlackBerry’s preliminary second quarter fiscal 2014 financial results, including the anticipated primarily non-cash, pre-tax inventory and pre-tax restructuring charges referred to above, and BlackBerry’s expectations regarding its cash position as at the end of the second quarter of fiscal 2014; BlackBerry’s plans to refocus its business on the enterprise and prosumer market; new product initiatives, including the

Company’s plans for its future smartphone portfolio; BlackBerry’s restructuring plans, including its intention to reduce its workforce by approximately 4,500 employees, and the scope and proposed timing of its targeted reduction in operating expenditures; BlackBerry’s plans and expectations regarding BES 10; and the ongoing review by the Special Committee of BlackBerry’s Board of Directors of strategic alternatives. The terms and phrases “preliminary”, “expects”, “increasingly”, “plans”, “targets”, “to focus”, “will”, “transition”, “sees”, “continues”, “ongoing”, “estimated”, “subject to change”, “enhancing”, “implementing”, “drive to profitability”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to the launch timing and success of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, BlackBerry’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, BlackBerry’s plans and expectations regarding its ongoing strategic review process, and BlackBerry’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources.  In addition, as noted above, the preliminary, unaudited financial information provided in this press release is based on BlackBerry’s current estimate of results from operations for the second quarter of fiscal 2014 and remains subject to change based on BlackBerry’s ongoing review of results, and the subsequent occurrence or identification of events prior to closing of the review and any further adjustments made in connection with closing and review procedures.  Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions and adoption; risks related to BlackBerry’s ongoing strategic review process, including the Company’s ability to identify, pursue and realize the benefits of strategic alternatives being explored by the Company (which could include possible joint ventures, strategic partnerships or alliances, a sale of the Company or other possible transactions) to enable BlackBerry to address the challenges to its business, as well as the risk that uncertainty relating to the strategic review process may impact BlackBerry’s business, existing and future relationships with business partners and customers, and ability to attract and retain key employees; risks related to BlackBerry’s ability to mitigate the impact of the decline in BlackBerry’s infrastructure access fees on its consolidated revenue by developing an integrated services and software offering; intense competition, rapid change and significant strategic alliances within BlackBerry’s industry; BlackBerry’s reliance on carrier partners and distributors; risks related to BlackBerry’s ability to implement and to realize the anticipated benefits of its previously-announced CORE program and the further restructuring and workforce reductions described above; BlackBerry’s ability to maintain or increase its cash balance, and the sufficiency of its financial resources; BlackBerry’s ability to manage inventory and asset risk; risks associated with BlackBerry’s foreign operations, including risks related to recent political and economic developments in Venezuela and the impact of foreign currency restrictions that continue to impact its ability to recognize revenue from sales of services in Venezuela; BlackBerry’s ability to successfully maintain and enhance its brand; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;   security risks; BlackBerry’s ability to attract and retain key personnel in light of the challenges facing BlackBerry and the restructuring and workforce reductions described above; BlackBerry’s ability to continue to adapt to recent board and management changes as well as recent and further planned headcount reductions; risks related to intellectual property rights; BlackBerry’s ability to expand and manage BlackBerry® World™; risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; BlackBerry’s reliance on suppliers of functional components for its products and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; risks related to government regulations, including regulations relating to encryption technology; reliance on strategic alliances with third-party network infrastructure developers, software platform vendors and service platform vendors; BlackBerry’s reliance on third-party manufacturers; potential defects and vulnerabilities in BlackBerry’s products; risks related to litigation, including litigation claims arising from BlackBerry’s practice of providing forward-looking guidance; potential charges relating to the impairment of intangible assets recorded on BlackBerry’s balance sheet; risks as a result of actions of activist shareholders; government regulation of wireless spectrum and radio frequencies; risks related to economic and geopolitical conditions; risks associated with acquisitions; foreign exchange risks; and difficulties in forecasting BlackBerry’s financial results and performance given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry, as well as changes to BlackBerry’s strategy, or strategic alternatives BlackBerry may pursue as a result of its ongoing strategic review.  These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENT 2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

BlackBerry Limited (“BlackBerry” or the “Company”)
295 Philip Street
Waterloo, Ontario
N2L 3W8

Item 2	Date of Material Change

September 23, 2013

Item 3	News Release

A news release was issued through the newswire facilities of Marketwire on September 23, 2013.

Item 4	Summary of Material Change

BlackBerry announced it has signed a letter of intent agreement under which a consortium to be led by Fairfax Financial Holdings Limited (“Fairfax”) has offered to acquire the Company subject to due diligence and the execution of a binding agreement between the parties. The letter of intent contemplates a transaction in which BlackBerry shareholders would receive U.S. $9 in cash for each share of BlackBerry share they hold, in a transaction valued at approximately U.S. $4.7 billion. The consortium would acquire for cash all of the outstanding shares of BlackBerry not held by Fairfax. Fairfax, which owns approximately 10 percent of BlackBerry’s common shares, intends to contribute the shares of BlackBerry it currently holds into the transaction.

In addition to the consortium and its lenders being satisfied with all aspects of the due diligence to be carried out by them and the negotiation and execution of a binding definitive agreement that would have to be approved by the board of BlackBerry, the transaction would be subject to other customary conditions, including receipt of required regulatory approvals.  There can be no assurance that due diligence will be satisfactory, that financing will be obtained, that a definitive agreement will be entered into or that the transaction will be consummated.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

The full details of the material change are described in the news release annexed hereto as Schedule “A”.

5.2 - Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Paul Carpino, Vice-President, Investor Relations of BlackBerry, at (519) 888-7465.

Item 9	Date of Report

September 24, 2013

SCHEDULE “A”

NEWS RELEASE

September 23, 2013

FOR IMMEDIATE RELEASE

BlackBerry Enters into Letter of Intent with Consortium led by Fairfax Financial

•	BlackBerry shareholders would receive U.S. $9 per share in cash
•	Transaction valued at approximately U.S. $4.7 billion
•	Consortium permitted 6 weeks to conduct due diligence
•	BlackBerry entitled to go-shop during due diligence period, subject to payment of a termination fee in the event alternative offer accepted

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY; TSX:BB) today announced it has signed a letter of intent agreement (“LOI”) under which a consortium to be led by Fairfax Financial Holdings Limited (“Fairfax”) has offered to acquire the company subject to due diligence.

The letter of intent contemplates a transaction in which BlackBerry shareholders would receive U.S. $9 in cash for each share of BlackBerry share they hold, in a transaction valued at approximately U.S. $4.7 billion. The consortium would acquire for cash all of the outstanding shares of BlackBerry not held by Fairfax. Fairfax, which owns approximately 10 percent of BlackBerry’s common shares, intends to contribute the shares of BlackBerry it currently holds into the transaction.

The BlackBerry Board of Directors, acting on the recommendation of a special committee of the board of directors (the “Special Committee”), approved the terms of the LOI under which the consortium, which is seeking financing from BofA Merrill Lynch and BMO Capital Markets, would acquire BlackBerry and take the company private subject to a number of conditions, including due diligence, negotiation and execution of a definitive agreement (the “Definitive Agreement”) and customary regulatory approvals.

The Special Committee, chaired by Director Tim Dattels, was formed in August 2013 to review strategic alternatives for the company. J.P. Morgan and Perella Weinberg are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP and Torys LLP are acting as legal advisors.

Diligence is expected to be complete by November 4, 2013 (“Diligence Period”).  The parties’ intention is to negotiate and execute a definitive transaction agreement by such date.   During such period, BlackBerry is permitted to actively solicit, receive, evaluate and potentially enter into negotiations with parties that offer alternative proposals (“Alternative Transactions”).

If (A) during the Diligence Period (i) BlackBerry enters into any letter of intent or definitive agreement providing for an Alternative Transaction, (ii) BlackBerry ceases to negotiate with the consortium in good faith with a view to entering into the Definitive Agreement by the end of the Diligence Period, or (iii) an Alternative Transaction is publicly proposed or publicly announced and is consummated within 6 months following the end of the Diligence Period, or (B) during the 3-month period following the end of the Diligence Period, BlackBerry enters into any agreement providing for an Alternative Transaction with a person with whom discussions were held before or during the Diligence Period, then BlackBerry shall pay Fairfax a fee of U.S. $0.30 per BlackBerry share, provided, however, that no such fee shall be payable if the consortium shall have reduced the price offered below U.S. $9.00 per share without the approval of the board of directors of  BlackBerry.  In the event that a definitive agreement is signed with Fairfax the termination fee will increase to U.S. $ 0.50 per share.

Barbara Stymiest, Chair of BlackBerry’s Board of Directors, said: “The Special Committee is seeking the best available outcome for the Company's constituents, including for shareholders. Importantly, the go-shop process provides an opportunity to determine if there are alternatives superior to the present proposal from the Fairfax consortium.”

Prem Watsa, Chairman and CEO of Fairfax, said: “We believe this transaction will open an exciting new private chapter for BlackBerry, its customers, carriers and employees. We can deliver immediate value to shareholders, while we continue the execution of a long-term strategy in a private company with a focus on delivering superior and secure enterprise solutions to BlackBerry customers around the world.”

In addition to the consortium and its lenders being satisfied with all aspects of the due diligence to be carried out by them during the Diligence Period and the negotiation and execution of a binding definitive agreement approved by the board of BlackBerry, completion of the transaction will be subject to other customary conditions, including receipt of required regulatory approvals.  There can be no assurance that due diligence will be satisfactory, that financing will be obtained, that a definitive agreement will be entered into or that the transaction will be consummated.

BDT & Company, LLC, BofA Merrill Lynch and BMO Capital Markets are acting as financial advisors, and Shearman & Sterling LLP and McCarthy Tétrault LLP are acting as legal advisors to Fairfax in connection with the transaction.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "plan", "target", "will", "expect", "anticipate", "estimate", "may", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENT 3

September 23, 2013

BlackBerry Limited

295 Phillip Street
Waterloo, Ontario
Canada N2L 3W8

Attention:	Mr. Tim Dattels
Chair, Special Committee of the Board

Dear Mr. Dattels:

Further to our recent telephone conversation regarding BlackBerry Limited (the “Company”), we are pleased to provide the Board of Directors of the Company (the “Directors”) with our proposal of an all cash offer pursuant to which a new company (“Newco”) would be formed by Fairfax Financial Holdings Limited (“FF”) and one or more other parties (the “Consortium” and each such person, a “Consortium Member”) to acquire 100% of the common shares of the Company (excluding shares already held by us) for U.S. $9.00 per share, representing a total transaction value of  U.S. $4.7 billion (the “Transaction Value”).  We have devoted substantial time, resources and energy to studying the Company.  We believe our offer provides an extremely compelling combination of attractive and certain value for shareholders.

We are highly confident that the Consortium can fund the full amount of the consideration and all related transaction fees and expenses.  We are seeking financing from BofA Merrill Lynch and BMO Capital Markets (the “Lenders”).

We have endeavoured to provide the strongest possible proposal to the Company and its shareholders, including:

•	All Cash Offer. Our proposal is for Newco to acquire all of the outstanding shares of the Company for 100% cash consideration

•
Attractive Long-Term Solution for all Stakeholders.  Under our proposal, the Company can avail itself of the benefits of a private operating environment without the distraction of the public markets and the emphasis on short-term financial results.

•
Highest Certainty and Speed of Completion.  Our proposal offers a high level of certainty of regulatory approval.  Newco will be a Canadian buyer not subject to Investment Canada review and we do not believe that there are any Competition Act issues or issues under the antitrust laws of the United States that would impede the transaction.  This will lead to a rapid regulatory approval, delivering cash proceeds to the shareholders as promptly as possible.  Our proposal provides higher certainty than alternatives that have been suggested in the press.

•	No Financing Condition after Due Diligence. Following completion of the requisite due diligence discussed below, financing requirements will be fully committed at the time of the execution of a definitive transaction agreement, which agreement will not contain a financing condition.  The equity commitments will provide that (i) Newco will agree to enforce the equity commitments or the Company will have a customary right to cause Newco to seek specific performance of the equity commitments or (ii) the equity commitments will have been guaranteed on customary terms by the Consortium members.

•
Maintain Process Flexibility to Maximize Value.  The Consortium and the Lenders will require a 6 week due diligence period which commences on the date hereof and ends at 5:00 p.m. (EST) on November 4, 2013 (the “Diligence Period”).  We are available to commence our due diligence immediately and believe such diligence would be conducted during the negotiation of definitive agreements.  During the Diligence Period, the Company shall be permitted to shop the Company and the proposal to other third parties. FF shall deliver an initial draft of the Definitive Agreement no later than 10 days from the date hereof. If the initial draft has not been delivered by such time, the Diligence Period shall terminate on the 11th day following the date hereof.

In order to advance our proposal, and for good and valuable consideration, you and we have agreed as follows:

1.
During the Diligence Period the parties will negotiate in good faith with a view to entering into a definitive agreement (the “Definitive Agreement”) pursuant to which the Consortium will acquire the Company for the Transaction Value (the “Transaction”).

2.
The parties will, as promptly as practicable, negotiate in good faith a confidentiality agreement regarding access to confidential information to be provided to us and our representatives (including the Lenders and equity participants in the Transaction), and the Company shall provide access to such confidential information as soon as possible following execution of the confidentiality agreement.

3.
Nothing herein shall be construed as constraining the Company’s ability to have discussions with any other person about any transaction, including an Alternative Transaction prior to the execution of the Definitive Agreement. In this letter, the term “Alternative Transaction” shall mean any bona fide proposal or offer made by any person or group for (i) an arrangement, amalgamation, merger, reorganization, share exchange, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company which would result in any person or group beneficially owning more than 25% of the outstanding equity interests of the Company or any successor or parent company thereto, (ii) the acquisition by any person or group (including by any asset acquisition, joint venture or similar transaction) of assets (including equity securities of any subsidiary of the Company) representing more than 10% of the assets, revenues or net income of the Company and its subsidiaries, on a consolidated basis, other than potential transactions disclosed to FF in writing on or before the date hereof, (iii) any acquisition (including by way of take-over bid or exchange offer) by any person or group that if consummated would result in any person or group beneficially owning more than 25% of the voting power of the outstanding shares or (iv) any combination of the foregoing, in each case of (i) through (iii) whether in a single transaction or a series of transactions.

4.	Nothing herein shall constrain the ability of FF during the Diligence Period to have discussions with any other person regarding such person’s participation in the

Transaction, whether by way of equity, debt or otherwise.  The Company agrees to provide access to confidential information to any such person as FF may direct, on the same basis as such information is provided to FF, subject to such person entering into a confidentiality agreement substantially on the same terms as that contemplated in paragraph 2 above.  Prior entering into any Definitive Agreement, FF agrees not to limit, contractually or otherwise, the ability of any person to have discussions with the Company or to enter into any arrangements with the Company with respect to an Alternative Transaction.

5.
During the Diligence Period, the Company shall cause the business of the Company to be conducted in the ordinary course and shall use commercially reasonable efforts to preserve in all material respects its business organization and maintain in all material respects existing relations with governmental entities, customers, suppliers and creditors, provided that if required in order to satisfy their fiduciary duties, the board of directors of the Company may take any action which they reasonably believe is necessary to preserve the value of the Company, and provided that the Company may take any action that it  has disclosed to FF in writing on or before the date hereof or that it has, on or before the date hereof, publicly disclosed it is, or will be, undertaking.

6.	If,

(a)	During the Diligence Period the Company shall enter into any letter of intent or definitive agreement providing for an Alternative Transaction;

(b)	During the Diligence Period the Company ceases to negotiate with the Consortium in good faith with a view to entering into the Definitive Agreement by the end of the Diligence Period;

(c)
During the 3 month period following the end of the Diligence Period, the Company shall enter into any agreement providing for an Alternative Transaction with a person with whom discussions regarding an Alternative Transaction were held before or during the Diligence Period; or

(d)
During the Diligence Period, an Alternative Transaction other than as contemplated in clause 6(a), (b) or (c) is publicly proposed or publicly announced by a third person and such Alternative Transaction with such person is consummated within 6 months following the end of the Diligence Period;

then the Company shall pay FF a fee of U.S. $0.30 for each issued and outstanding BlackBerry share, in the case of (a) immediately upon entering into such agreement, in the case of (b) immediately upon such cessation, and in the case of (c) or (d), upon consummation of the Alternative Transaction; provided, however, that no such fee shall be payable if the Consortium shall have reduced the price offered below U.S. $9.00 per share without the approval of the board of directors of the Company.

7.
If during the Diligence Period, the Company proposes to enter into an agreement relating to an Alternative Transaction, it shall not do so unless it has first provided 48 hours’ written notice to FF of such fact.

8.	Upon the entering into of the Definitive Agreement, the terms and conditions of the Definitive Agreement will supersede this letter agreement. The terms and conditions of the Definitive Agreement, including a non-solicitation commitment with a fiduciary exception, a right to match a superior proposal and a break fee of U.S. $ 0.50 for each issued and outstanding BlackBerry share, will be negotiated on terms that are customary for a transaction of this nature.

9.
In the event that the Diligence Period terminates and no Definitive Agreement is entered into between us because the Company ceases negotiations with the Consortium (which the Company can do at any time), other than in circumstances where the Consortium shall have reduced the price offered below U.S. $9.00 per share without the approval of the board of directors of the Company, you agree to reimburse us our reasonable and documented out-of-pocket expenses incurred in connection with our consideration of the Transaction, such reimbursement to include the reasonable and documented expenses of our legal, accounting and financial advisors; provided that the maximum amount of expenses subject to reimbursement hereunder shall not exceed U.S. $5 million. Any amounts paid in respect of expense reimbursement hereunder are creditable against any fee payable under paragraph 6.

10.
Until the date that is 6 months following the end of the Diligence Period, FF agrees  to vote all common shares of the Company that it owns, including shares acquired after the date hereof (a) if the Company’s board of directors has recommended or approved the Transaction (i) in favour of the Transaction and (ii) against any Alternative Transaction or any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Transaction, and (b) if the Company’s board of directors has recommend or approved an all cash Alternative Transaction in respect of which the Company has complied with Section 7 and which the board of directors has concluded is a Superior Proposal, (i) in favour of the Superior Proposal, and (ii) against any other Alternative Transaction or any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect such Superior Proposal. In the event that the Transaction is structured as a take-over bid or the Company’s board of directors recommends a take-over that is a Superior Proposal,  in respect of which the Company has complied with Section 7, FF agrees to tender its common shares of the Company into such Superior Proposal  (and not withdraw its shares prior to the expiry of the take-over bid) until the date that is 6 months following the end of the Diligence Period. FF represents that it has, and during such 6 month period will have, the ability to vote and dispose of all such shares in accordance with its obligations pursuant to this paragraph 10. “Superior Proposal” means a bona fide written Acquisition Transaction made by an arm’s length third party (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that is not subject to any due diligence or access condition; (iii) that is not subject to any financing condition and in respect of which, where applicable, financing commitment letters reasonably satisfactory to the Company have been furnished to the Company; (iv) that did not result from a breach of any non-solicitation agreement between the parties contained in the Definitive Agreement, and that the board of directors of the Company determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Transaction, including all legal, financial, regulatory and other aspects of such Acquisition Transaction and the person proposing such Acquisition Transaction would, if consummated in accordance with its terms (but not assuming away any risk of non-completion) result in a transaction more favourable, from a financial point of view, to the shareholders of the Company than those contemplated by this Agreement or a Definitive Agreement between the parties.

11.
Until the end of the Diligence Period, FF agrees that it shall not, without the prior written consent of the Company, sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, voting (other than as provided herein) or other disposition of any common shares of the Company that it holds on the date hereof, or any shares acquired during the Diligence Period.

12.
We agree to coordinate public disclosure of this letter agreement and our Proposal.  Each party acknowledges that the other party has disclosure obligations under securities laws which will require the other party to publicly disclose this proposal in a filing with the provincial securities commission and/or the U.S. Securities and Exchange Commission and to comply with these requirements, each party will be filing this letter agreement with the applicable securities commission on or about September 23, 2013.

13.	This letter agreement shall be governed by the laws of the Province of Ontario.

14.
It is understood that this letter does not create a binding obligation on our part or yours to enter into a definitive agreement with respect to a Transaction and that a binding obligation on: (a) our part to acquire the Company will result only upon our determination that we are satisfied with all aspects of the due diligence we carry out during the Diligence Period and the execution of the Definitive Agreement on terms and conditions that are acceptable to us, and (b) the Company’s part will result only upon the execution of the Definitive Agreement on terms and conditions that are acceptable to the Company and upon the Company’s board of directors authorizing the entering into and delivery of the Definitive Agreement.  However, it is agreed that the provisions of paragraphs 1 through 13 shall create binding obligations between us, which shall survive the termination of the Diligence Period.

We are enthusiastic about the future prospects of the Company and look forward to advancing our proposal.  Please acknowledge your agreement with the foregoing by signing the counterpart of this letter.

Yours very truly,

Fairfax Financial Holdings Limited

Per:	“Paul Rivett”
Paul Rivett
President

Agreed this 23rd day of September, 2013.

BlackBerry Limited

Per:	“Steve Zipperstein”
Steve Zipperstein
Chief Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 24, 2013	By:	/s/ Edel Ebbs
			Name:	Edel Ebbs
			Title:	Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO